Exhibit 99.1

Ballard Power Systems Inc. News Release

Government of Western Australia Experiences the Future of Transportation with Ballard Powered Fuel Cell Buses

For Immediate Release – September 12, 2004

Perth, Western Australia - Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) President and Chief Executive Officer, Dennis Campbell, was present with various industry and government officials for the inaugural launch of three Mercedes-Benz Citaro buses, powered with Ballard® heavy-duty fuel cell engines, in Perth, Western Australia.

“The commissioning of these three buses powered with Ballard® fuel cells puts Western Australia at the forefront of the most dramatic and sweeping transformation in the history of motor transport,”    said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Ballard® fuel cells produce electrical power without combustion, and without the urban pollutants and greenhouses gases that threaten our quality of life. The Government of Western Australia is to be commended for its leadership and commitment to zero emission urban transit, as the public transport system prepares for a two-year demonstration of Ballard-powered fuel cell buses.”

The Western Australian Department for Planning and Infrastructure is hosting the “Hydrogen and Fuel Cells Futures Conference” from September 12 - 15, where there will be opportunities for conference participants to view and ride in Ballard-powered fuel cell buses. In addition, Dennis Campbell will be presenting at the conference on September 14 on “PEM Fuel Cells - An International Perspective”. Representatives from Ballard Power Systems will be on hand to demonstrate fuel cell technology at booth #23 and #24 for the duration of the conference.

“Hydrogen fuel cell technology has extraordinary potential to reduce our oil dependency and improve environmental outcomes,” said Alannah MacTiernan, Western Australia’s Planning and Infrastructure Minister. “This fuel cell demonstration program that we are conducting in partnership with globally recognized technology leaders is a key element of Western Australia’s Sustainable Transport Energy Program.”

The three buses will be demonstrated on various Perth City routes, including the central business district (CAT - Central Area Transit) routes, and the city circle route, and will complement the 30 Mercedes-Benz Citaro buses equipped with Ballard® fuel cell engines on the roads of 10 cities worldwide: Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart. Ballard has also delivered three heavy-duty fuel cell engines to Gillig Corporation for the Santa Clara Valley Transportation Authority in California. In 2005, the City of Beijing will begin demonstrating three Mercedes-Benz Citaro buses, powered by Ballard® fuel cell engines, bringing the number of buses to be demonstrated and driven on regular routes in daily service to 39 buses in 12 countries.

Since 1993, Ballard has produced and tested five generations of heavy-duty fuel cell bus engines. Successful field demonstrations of Ballard® fuel cell-powered buses in Chicago, Vancouver and Palm Springs have played an integral role in advancing Ballard’s fuel cell engine technology.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cells  for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi and Nissan, among others.

For media information in Australia, please contact Michelle Cormack, who will be at booth #23 and #24 at the “Hydrogen and Fuel Cells Futures Conference”.

Photo available at:

http://ww.ballard.com/be_informed/media_resources/image_gallery/category/Prototypes

Press kits, B-Roll (Beta SP in PAL or NTSC format) including a 3D animation of how a fuel cell engine works and background information etc., will be available at Ballard’s booth at the “Hydrogen and Fuel Cells Futures Conference”.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

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